HERLOCHER FOODS, INC
415 E. CALDER WAY
STATE COLLEGE, PA 16801

MANAGEMENT AGREEMENT

This Management Agreement dated September 30, 2009, between Herlocher Foods, Inc. (“Herlocher’s”) and Herlocher Foods Online, LLC (“HFO”) begins October 1, 2009 until cancelled.

Herlocher’s agrees to provide management services to HFO in enabling them to achieve desired objectives.

The agreement commences October 1, 2009 and can be cancelled by either party with a 30 day written notice.  Under these circumstances all outstanding invoices must be paid.

The fee will be between $500 and $5,000 per month depending on the volume of business.  At December 31, 2010 the fees schedule will be revisited and updated if agreed by both parties in writing.

Any amendments to this agreement must be approved by both parties in writing.

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Herlocher Foods, Inc.

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Herlocher Foods Online, LLC